LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

SUPPL

07021110

BY MAIL

February 7, 2007

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of January 2007.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Corporate Secretary

PROCESSED
FEB 2 0 2007 E
THOMSON
FINANCIAL

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD ACQUIRES THE BELL CREEK MINE AND MILL IN TIMMINS, ONTARIO FROM GOLDCORP AND KINROSS

January 31, 2007

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSX)** ("Lake Shore" or "the Company") has signed a binding Letter Agreement with Goldcorp Canada Ltd., manager of the Porcupine Joint Venture (the "PJV", a joint venture between Goldcorp Canada Ltd. and Kinross Gold Corporation, to acquire the PJV's Bell Creek mine and associated infrastructure located in the Timmins Gold Camp, Ontario. The Bell Creek acquisition includes the hoist, headframe and underground mine infrastructure, a 1,500 tonne per day mill with permitted tailings facilities, plus all surface infrastructure including office buildings, road and hydro access ("the Bell Creek Assets").

Lake Shore President and CEO Brian Booth said: "The Bell Creek Assets represent a major acquisition and a significant milestone for Lake Shore. This acquisition has the potential to make Lake Shore a significant player in one of Canada's greatest gold mining camps and allows Lake Shore to quickly transform itself from a junior exploration company into a gold producer. It will also reduce future development cost estimates and provide new options for processing mineral products from Lake Shore's and other third party gold projects in the Timmins district."

Consideration for the acquisition will consist of $6 million cash and $4 million worth of Lake Shore shares. At Lake Shore's option and sole discretion, Lake Shore has the right to increase the cash component to $7.5 million and decrease the number of shares to a cash value of $2.5 million. Goldcorp and Kinross, as parties to the PJV, have agreed to hold their respective Lake Shore shares for a period of 12 months. Lake Shore will also grant the PJV two million warrants for the purchase of two million Lake Shore common shares, exercisable for a period of two years at the average closing share price for the five days prior to signing the Letter Agreement plus a 60% premium. In addition, Lake Shore will grant the PJV a royalty equal to 2% of net smelter returns on the Bell Creek mine, subject to any existing underlying royalties encumbering the Bell Creek mine. Upon completion of the transaction, the PJV will have no ownership or liabilities with regard to the Bell Creek Assets other than the referenced royalty interest. Lake Shore has a 60-day period to conduct a due diligence review of the Bell Creek Assets. The acquisition is subject to execution of a definitive agreement and acceptance by the TSX.

The Bell Creek Assets

The Bell Creek Assets are located in the Timmins gold mining district, one of the world's most prospective gold mining camps, where more than 67 million ounces of gold have been produced since 1910. The Bell Creek Assets are located contiguous to and west of the Lake Shore's Vogel-Schumacher property, which is in turn located west of and contiguous to the PJV's Owl Creek open pit and the operating Hoyle Pond mine.

The Bell Creek mill, which has a capacity of processing up to 1,500 tonnes per day, utilizes gravity concentration, cyanide leaching and carbon-in-pulp gold absorption processes. It has been on care and maintenance since the formation of the PJV in 2002 at which time all ore from the Hoyle Pond mine was re-routed to the Dome mill. Lake Shore's preliminary review indicates that the mill can be made operational quickly and with low capital cost.

The Bell Creek acquisition includes all mineral rights and mineral resources at the Bell Creek mine. In 2004, the resources were estimated to be 190,922 tonnes at 8.25 grams gold per tonne containing 50,641 ounces of gold as an indicated resource and 346,936 tonnes at 7.70 grams gold per tonne

containing 85,888 ounces of gold as an inferred resource using a gold price of US $425. These resources were estimated using definitions and guidelines that conformed to National Instrument 43-101 as reported by the owners of the PJV in 2004. The existing shaft extends to a depth of 280 metres which provides access to the above resources.

Lake Shore's Timmins Projects
The Bell Creek mine's underground infrastructure will allow Lake Shore to explore and develop the adjacent **Vogel-Schumacher Property** from underground, enhancing the value of the Vogel-Schumacher asset. In addition, the Bell Creek mill could be used to process gold ore from the Vogel-Schumacher property. The acquisition of the Bell Creek mine also provides Lake Shore with excellent exploration potential for new gold discoveries and increases the Company's 100%-owned land holdings over the favourable gold bearing stratigraphy to 2.4 kilometres.

Lake Shore's100%-owned **Timmins West Gold Property** is located approximately 40 kilometres by road from the Bell Creek Assets. A pre-feasibility study and advanced underground exploration permit application are well under way for Timmins West and will now include the acquisition of the Bell Creek mill as the location for processing. The submission of the permit application will be in the first quarter and the results of the study are expected in the second quarter of 2007.

About Lake Shore
Lake Shore is a mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral resource properties, either directly or through option agreements, in Ontario and Québec. Lake Shore is a reporting issuer in British Columbia, Alberta, Manitoba, Ontario and Québec, and trades on the Toronto Stock Exchange under the symbol LSG.

Forward-looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

Meghan Brown, Manager Investor Relations
Lake Shore Gold Corp.
(604) 669-3533
e-mail: mbrown@lsgold.com
www.lsgold.com

Brian R. Booth, President and CEO
Lake Shore Gold Corp.
(705) 525-0992
e-mail: info@lsgold.com
www.lsgold.com

END